FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Apex Critical Metals Corp. ("Apex" or the "Company")

Suite 1450, 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2: Date of Material Change

February 12, 2025

Item 3: News Release

News release dated February 5, 2025 was disseminated and subsequently filed on SEDAR.

Item 4: Summary of Material Change

On February 5, 2025, the Company issued a news release announcing the acquisition of the Lac Le Moyne Carbonatite Project (the "Project") located in northeastern Quebec near the community of Kuujjuaq, the Project consists of 86 map staked claims totalling approximately 4,025 ha (9,946 acres).

Item 5 Full Description of Material Change

On February 5, 2025, the Company issued a news release announcing the acquisition of the Lac Le Moyne Carbonatite Project (the "Project") located in northeastern Quebec near the community of Kuujjuaq, the Project consists of 86 map staked claims totalling approximately 4,025 ha (9,946 acres).

Pursuant to a sale agreement dated January 28, 2025, among the Company and the vendors, the Company has agreed to acquire a 100-per-cent interest in the claims for total consideration payable over a 3-year period of $100,000 in cash and issue to the vendors a total of 200,000 shares. In the event a material drill intersection of niobium mineralization is identified on the Project, an additional 500,000 "bonus" shares are payable. In addition, the Company will grant to the vendor a 2.0-per-cent net smelter return royalty interest in the future minerals produced from the claims upon achieving commercial production.

On February 12, 2025, the Company issued to the vendors an aggregate number of 100,000 shares at a deemed price of $0.77 per share pursuant to the consideration terms of the sale agreement. All securities issued pursuant to the sale agreement are subject to a statutory hold period of four (4) months and a day from the date of issuance.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7: Omitted Information

N/A

Item 8: Executive Officer

Jody Bellefleur, CFO and a Director
604.681.1568
info@apexcriticalmetals.com

Item 9: Date of Report

February 13, 2025